UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Clear Channel Outdoor Holdings, Inc.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

18453H 106

(CUSIP number)

Paul M. McNicol

Executive Vice President, General Counsel and Secretary

iHeartMedia, Inc.

20880 Stone Oak Parkway

San Antonio, Texas 78258

(210) 822-2828

with a copy to:

James S. Rowe

Brian D. Wolfe

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Telephone: (312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18453H 106	SCHEDULE 13D

(1)	Names of reporting persons iHeartMedia, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 31,269,762 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 31,269,762 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.6% (see item 5)
(14)	Type of reporting person (see instructions) CO

CUSIP No. 18453H 106	SCHEDULE 13D

(1)	Names of reporting persons iHeartMedia Capital II, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 31,269,762 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 31,269,762 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.6% (see item 5)
(14)	Type of reporting person (see instructions) OO

CUSIP No. 18453H 106	SCHEDULE 13D

(1)	Names of reporting persons iHeartMedia Capital I, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 31,269,762 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 31,269,762 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.6% (see item 5)
(14)	Type of reporting person (see instructions) OO

CUSIP No. 18453H 106	SCHEDULE 13D

(1)	Names of reporting persons iHeartCommunications, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 31,269,762 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 31,269,762 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.6% (see item 5)
(14)	Type of reporting person (see instructions) CO

CUSIP No. 18453H 106	SCHEDULE 13D

(1)	Names of reporting persons Clear Channel Outdoor Holdings, Inc. (formerly known as Clear Channel Holdings, Inc.)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0% (see item 5)
(14)	Type of reporting person (see instructions) CO

CUSIP No. 18453H 106	SCHEDULE 13D

Item 1.	Security and Issuer.

This Amendment No. 8 (this “Amendment”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 14, 2015 by the Reporting Persons named therein, as amended by Amendment No. 1 filed with the Commission on December 10, 2015, Amendment No. 2 filed with the Commission on March 15, 2017, Amendment No. 3 filed with the Commission on December 11, 2017, Amendment No. 4 filed with the Commission on March 19, 2018, Amendment No. 5 filed with the Commission on December 18, 2018, Amendment No. 6 filed with the Commission on March 29, 2019 and Amendment No. 8 filed with the Commission on April 25, 2019 (the “Schedule 13D”). Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Schedule 13D, as amended to the date hereof.

Item 1 of the Schedule 13D is hereby supplemented as set forth below:

On May 1, 2019, pursuant to the Agreement and Plan of Merger, dated as of March 27, 2019 (the “Merger Agreement”), by and between Clear Channel Outdoor Holdings, Inc. (formerly known as Clear Channel Holdings, Inc.) (the “Issuer”) and Clear Channel Outdoor Holdings, Inc. (“Old CCOH”), Old CCOH merged with and into the Issuer, with the Issuer surviving the Merger and changing its name to Clear Channel Outdoor Holdings, Inc. In the Merger, shares of Class A Common Stock of Old CCOH (“Old CCOH Class A Common Stock”) (other than shares of Old CCOH Class A Common Stock held by the Issuer or any direct or indirect wholly-owned subsidiary of the Issuer) converted into an equal number of shares of common stock, par value $0.01 per share, of the Issuer (the “Common Stock”). The shares of Old CCOH Class A Common Stock held by the Issuer were canceled and retired, and no shares of Common Stock were exchanged for such shares. The outstanding shares of the Issuer immediately before the Merger converted into a number of shares of Common Stock equal to the number of shares of Old CCOH Class A Common Stock held by the Issuer immediately before the Merger. As a result, immediately after the Merger, the Issuer had a single class of common stock, the pre-Merger CCOH Class A common stockholders (other than the Issuer and its subsidiaries) owned the same percentage of the Issuer that they owned of Old CCOH immediately before the Merger, which is approximately 10.9%, and all of the remaining 325,726,917 outstanding shares of Common Stock were held directly by iHeartCommunications. On the Effective Date, following the Merger, the Common Stock held by iHeartCommunications was transferred by iHeartCommunications to certain holders of claims in the iHeart Chapter 11 Bankruptcy Cases pursuant to the confirmed Plan of Reorganization in those cases, other than 31,269,762 shares of Common Stock retained by iHeartCommunications to be distributed to two affiliated claimholders pursuant to two warrants issued by iHeartCommunications which are expected to be exercised when the claimholders receive approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, to acquire such shares (the “iHeart Warrants”). Each warrant is exercisable for $1.00 in the aggregate with respect to all shares subject to the warrant.

The Issuer is the successor issuer to Old CCOH pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Therefore, this Schedule 13D now relates to the Issuer’s shares of Common Stock.

Item 4.	Purpose of the Transaction.

The information set forth in Item 1 of this Schedule 13D is incorporated herein by reference.

Item 5.	Interests in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

(a) and (b) iHeartCommunications is the direct record holder of 31,269,762 shares of Common Stock. As a result of this ownership, iHeartMedia, Capital I and Capital II, iHeartCommunications and CC Holdings may be deemed to have the power to vote 31,269,762 shares of Common Stock. These shares are subject to the iHeart Warrant. As of May 1, 2019, this ownership represented approximately 8.6% of the total voting power of the Issuer’s Common Stock.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

(c) On April 30, 2019, the Clear Channel Holdings, Inc. (now known as Clear Channel Outdoor Holdings, Inc.) converted 315,000,000 shares of Old CCOH’s Class B common stock into 315,000,000 shares of Old CCOH’s Class A common stock pursuant to the terms of Old CCOH’s amended and restated certificate of incorporation. Except for the transactions reported herein, there have been no transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d) Not applicable.

(e) As a result of the Merger, the Issuer ceased to be the beneficial owner of more than 5% of the Class A Common Stock of Old CCOH. This will be the final Schedule 13D amendment regarding ownership by Clear Channel Holdings, Inc. (the successor to the Merger).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 1 of this Schedule 13D is incorporated herein by reference.

The two iHeart Warrants will automatically be deemed exercised when the holder receives approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, to acquire the underlying shares of Common Stock. Each iHeart Warrant is exercisable for an exercise price of $1.00 in the aggregate with respect to all shares subject to the warrant. The holders of the iHeart Warrants are not entitled to vote the shares of Common Stock subject to the Warrant, but are entitled to receive dividends accrued or paid in respect of the underlying Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement dated as of May 2, 2019, by and among the Reporting Persons.

Exhibit B:	Master Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.1 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit C:	Registration Rights Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.2 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit D:	Corporate Services Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and Clear Channel Management Services, L.P. (Incorporated by reference to Exhibit 10.3 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit E:	Tax Matters Agreement dated November 10, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.4 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit F:	Employee Matters Agreement dated November 10, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.5 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit G:	Amended and Restated License Agreement dated November 10, 2005 between Clear Channel Identity, L.P. and Outdoor Management Services, Inc. (Incorporated by reference to Exhibit 10.6 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit H:	First Amendment to Amended and Restated License Agreement dated January 14, 2014 between iHM Identity, Inc. and Outdoor Management Services, Inc. (Incorporated by reference to Exhibit 10.17 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2013).

Exhibit I:	Contribution Agreement, dated December 3, 2015, between Clear Channel Holdings, Inc. and Broader Media, LLC (Incorporated by reference to Exhibit I to the Schedule 13D/A relating to the Class A Common Stock, par value $0.01 per share, of Clear Channel Outdoor Holdings, Inc., filed with the Commission on December 10, 2015 by Clear Channel Holdings, Inc. and the other reporting persons named therein).

Exhibit J:	Restructuring Support Agreement, dated March 16, 2018, by and among iHeartMedia, Inc., the subsidiaries party thereto, and the creditors and equityholders party thereto. (Incorporated by reference to Exhibit 10.1 to the iHeartMedia, Inc. Current Report on Form 8-K, filed with the Commission on March 16, 2018).

Exhibit K	Settlement Agreement, dated December 16, 2018, by and among Clear Channel Outdoor Holdings, Inc., GAMCO Asset Management Inc., Norfolk County Retirement System, Bain Capital Partners, LLC, Thomas H. Lee Partners, L.P., iHeartMedia, Inc. and certain of its debtor affiliates in the iHeartMedia Chapter 11 cases, and the members of Clear Channel Outdoor Holdings, Inc.’s board of directors (Incorporated by reference to Exhibit 10.1 to Clear Channel Holdings, Inc.’s Registration Statement on Form S-4 (File No. 333-228986) filed with the SEC on March 29, 2019).

Exhibit L	Agreement and Plan of Merger, dated March 27, 2019, by and between Clear Channel Holdings, Inc. and Clear Channel Outdoor Holdings, Inc. (Incorporated by reference to Exhibit 2.1 to the Clear Channel Outdoor Holdings, Inc. Current Report on Form-8-K, filed with the Commission on March 28, 2019).

Exhibit M	Settlement and Separation Agreement dated March 27, 2019, by and between Clear Channel Holdings, Inc., Clear Channel Outdoor Holdings, Inc., iHeartCommunications, Inc. and iHeartMedia, Inc. (Incorporated by reference to Exhibit 10.1 to the Clear Channel Outdoor Holdings, Inc. Current Report on Form-8-K, filed with the Commission on March 28, 2019).

Exhibit N	Amendment, dated as of April 24, 2019, to the Settlement and Separation Agreement, dated as of March 27, 2019, by and among Clear Channel Holdings, Inc., Clear Channel Outdoor Holdings, Inc., iHeartCommunications, Inc. and iHeartMedia Inc. (Incorporated by reference to Exhibit 10.4 to the Clear Channel Outdoor Holdings, Inc. Quarterly Report on Form 10-Q, filed with the Commission on April 25, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2019

Clear Channel Outdoor Holdings, Inc. (formerly known as Clear Channel Holdings, Inc.)

By:	/s/ Brian D. Coleman
Name:	Brian D. Coleman
Title:	Chief Financial Officer

iHeartCommunications, Inc.

By:	/s/ Paul M. McNicol
Name:	Paul M. McNicol
Title:	Executive Vice President

iHeartMedia Capital I, LLC

By:	/s/ Paul M. McNicol
Name:	Paul M. McNicol
Title:	Executive Vice President

iHeartMedia Capital II, LLC

By:	/s/ Paul M. McNicol
Name:	Paul M. McNicol
Title:	Executive Vice President

iHeartMedia, Inc.

By:	/s/ Paul M. McNicol
Name:	Paul M. McNicol
Title:	Executive Vice President